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Exhibit 4.3

2000 IMPLEMENTATION AGREEMENT

    This 2000 IMPLEMENTATION AGREEMENT is entered into effective December 14, 2000, by and between SAWTEK INC., a Florida corporation (the "Company") and HSBC BANK, as successor trustee (the "Trustee") of the trust (the "Trust") that forms a part of the SAWTEK INC. EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN AND TRUST (the "Plan").

BACKGROUND INFORMATION

    A.  Effective October 1, 1990, the Company established the Employee Stock Ownership Plan and Trust (the "Prior Plan") for the benefit of its eligible employees.

    B.  The Prior Plan was amended and restated and combined with the Company's 401 (k) profit sharing plan in the form of the Plan effective July 16, 1997.

    C.  On January 11, 1991, the Company and certain shareholders thereof sold 17,777,760 shares (adjusted to reflect a 1996 20 for 1 stock split, and a year 2000 2 for 1 stock split) of common stock of the Company (the "Shares") to the Trust.

    D.  In order to finance the acquisition of the Shares, the Trust entered into an exempt loan (the "1991 Exempt Loan") with the Company in the principal amount of $4,000,000, as evidenced by the ESOP Loan Agreement dated as of January 11, 1991 (the "1991 Loan Agreement").

    E.  The Shares were placed in a suspense account within the Prior Plan for release in accordance with the ESOP Pledge Agreement dated as of January 11, 1991 (the "1991 Pledge Agreement") and applicable regulations under the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

    F.  As of September 26, 1997, the Company and the Trustee entered into an Implementation Agreement (the "1997 Implementation Agreement") for the purpose of modifying the 1991 Loan Agreement, 1991 Pledge Agreement, and the January 11, 1991 ESOP Note. Such documents were modified in consideration of an incremental contribution set forth in the 1997 Implementation Agreement.

    G.  As of the date of this agreement, the Trust remains indebted to the Company from the 1991 Exempt Loan (as modified) in the principal amount of $585,597 and there remains 2,312,932 of the Shares (after all stock split adjustments) in the suspense account of the Plan for allocation to the participants and beneficiaries of the Plan.

    H.  The Trustee has made the determination to enter into this Agreement and other documents related to the modification of the 1991 ESOP Loan including the 2000 Modification of ESOP Loan Agreement between the Company and the Trust dated as of the date hereof, attached as Exhibit A (the "2000 Modified ESOP Loan Agreement"), and the 2000 Renewal ESOP Note dated as of the date hereof, attached as Exhibit B.

    I.  It is intended that the loan made under the 2000 Modified ESOP Loan Agreement and evidenced by the 2000 Renewal ESOP Note (the "2000 Modified ESOP Loan") will be primarily for the benefit of the Plan participants and beneficiaries and will constitute an "exempt loan" within the meaning of section 4975(d)(3) of the Internal Revenue Code 1986, as amended (the "Code"), Treasury Regulation § 54.4975-7(b), Section 408(b)(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), Department of Labor Regulation § 2550.408b-3, and Section 5.5 of the Plan.

    J.  The Company has agreed to enter into this Agreement in consideration for the Trustee entering into the 2000 Modified ESOP Loan Agreement and the 2000 Renewal ESOP Note.

AGREEMENT

    In consideration of the premises and the mutual covenants and agreements herein contained, and other good and valuable consideration (the receipt, adequacy and sufficiency of which each party hereto respectively acknowledges by its execution hereof), the parties hereto intending legally to be bound do hereby agree to the implementation of their understanding as follows:

    1.  Representation.  The Company represents that (i) the execution, delivery and performance of this Agreement are within the Company's powers, and have been duly authorized by all necessary action by the Board of Directors of the Company, and (ii) this Agreement constitutes the Company's valid and legally binding obligation, enforceable against the Company in accordance with its terms.

    2.  Incremental Contribution.  For the fiscal years ended September 30, 2001 through and including September 30, 2007, the Company shall contribute to the Trust an amount equal to the lesser of (i) one hundred percent (100%) of each Plan participant's salary deferral contributions not to exceed three percent (3%) of such participant's compensation (as defined in the Plan), and (ii) five percent (5%) of the Company's accumulated net, after-tax profits, calculated in accordance with generally accepted accounting principals, minus any accrual for the Company's contribution for that plan year.

    The Company's contribution under the foregoing paragraph is referred to as the "Incremental Contribution." The Company, in its sole discretion, may make the Incremental Contribution in the form of cash, shares of common stock of the Company ("Common Stock"), or a combination thereof. The value of a contribution in the form of shares of Common Stock shall be determined by multiplying the number of shares contributed to the Plan by the average (as defined herein) of the last sale prices of a share of Common Stock, as reported on NASDAQ at the close of trading on the ten (10) consecutive trading days ending on its third business day prior to the date of the contribution to the Plan (the "Value Calculation"). "Average" shall mean the sum of the ten (10) last sale prices determined as specified above divided by ten (10), with the result rounded to the nearest ten-thousandth. The Company and the Trustee agree that the Value Calculation will be adjusted, as mutually agreeable, in the even that such calculation is deemed at some future date to constitute a prohibited transaction under section 4975 of the Code or Section 406 of ERISA.

    3.  Termination of 1997 ESOP Pledge Agreement.  The Company hereby agrees to release from the 1997 ESOP Pledge Agreement all Shares that were pledged pursuant to the 1991 Pledge Agreement, as modified by the 1997 ESOP Pledge Agreement. As a result of the release of the pledge, no portion of the proceeds from the sale of any Shares held in the Suspense Account (as defined in Section 1.7 of the Plan) may be applied to the repayment of the 1991 Exempt Loan, as modified by the 2000 Renewal ESOP Note.

    4.  Acceleration of Repayment.  The Company and Trustee hereby agree that in the event a "Change of Control" of the Company occurs at any time in which Shares remain unallocated pursuant to the "Revised Allocation Schedule" set forth below in Section 5, then such remaining Shares shall be allocated pursuant to the "Current Allocation Schedule" set forth in Section 5 below, and as of the date of the Change of Control, all Shares that would have been allocated if the "Current Allocation Schedule" had remained in effect shall be allocated as of that date to the individuals who are then active participants in the Plan as of the date immediately prior to the Change of Control.

    In the event there is a Change of Control of the Company and the Plan is terminated, all remaining Shares immediately shall be released from suspense and allocated to the individuals who are then active participants in the Plan as of the date of the termination of the Plan.

    In the event of a Change of Control, the repayment schedule for the 2000 Renewal ESOP Note may not be extended in any event, and neither the "Current Allocation Schedule" nor the "Revised Allocation Schedule" may be extended (but may be accelerated) for any reason, even if both the Company and the Trustee agree to such extension.

    For purposes of this Agreement, a " Change of Control" means any of the following events:

      (a) any person (as such term is used in Section 13(d) of the Securities Exchange Act of 1934, (the "Exchange Act")) or group (as such term is defined in Sections 3(a)(9) and 13(d)(3) of the Exchange Act), other than a subsidiary of the Company or any employee benefit plan (or any related trust) of the Company or a subsidiary, becomes the beneficial owner of fifty percent (50%) or more of the Company's outstanding voting shares and other outstanding voting securities of the Company that are entitled to vote generally in the election of directors of the Company ("Voting Securities");

      (b) individuals who, as of the effective date of this Agreement constitute the Board ("Incumbent Board"), cease for any reason to constitute a majority of the members of the Board; provided that any individual who becomes a director after the effective date whose election or nomination for election by the Company's shareholders was approved by a majority of the members of the Incumbent Board (other than an election or nomination of an individual whose initial assumption of office is in connection with an actual or threatened "election contest" relating to the election of the directors of the Company (as such terms are used in Rule 14a-11 under the Exchange Act), "tender offer" (as such term is used in Section 14(d) of the Exchange Act) or a proposed Merger (as defined below)) shall be deemed to be members of the Incumbent Board; or

      (c) approval by the stockholders of the Company of either of the following:

        (i)  merger, reorganization, consolidation or similar transaction (any of the foregoing, a "Merger") as a result of which the persons who were the respective beneficial owners of the outstanding Common Stock and/or the Voting Securities immediately before such Merger are not expected to beneficially own, immediately after such Merger, directly or indirectly, more than 50% of, respectively, the outstanding voting shares and the combined voting power of the voting securities resulting from such merger in substantially the same proportions as immediately before such Merger; or

        (ii) a plan of liquidation of the Company or a plan or agreement for the sale or other disposition of all or substantially all of the assets of the Company.

    5.  Allocation Schedule.  Effective immediately, the Share allocation schedule shall be modified to the "Revised Allocation Schedule" set forth below:

Plan Year End September 30	Current Allocation Schedule	Revised Allocation Schedule
2001	819,264	462,586
2002	770,978	393,198
2003	722,690	346,940
2004	-0-	323,810
2005	-0-	300,681
2006	-0-	254,423
2007	-0-	231,293

	2,312,932	2,312,932

    In the event the foregoing "Revised Allocation Schedule" shall violate either ERISA, the Code or any regulation thereunder, such schedule shall be revised to be in compliance with provisions.

    6.  Dividends.  In the event the Company shall pay a dividend prior to the repayment in full of the 2000 Modified ESOP Note, such dividends paid on the Shares shall not be applied to the repayment of the 2000 Modified ESOP Note, but instead shall be allocated to the "Participant's ESOP Investment Accounts" of all KSOP participants, retired participants and terminated participants who then had "Participant's Company Stock Accounts" in the KSOP on the relative basis of the "Participant's Company Stock Accounts" of all such KSOP participants, retired participants and terminated participants in the KSOP on the record date of the dividend.

    7.  Repayment of ESOP Loan.  The Company agrees that under the terms of the 2000 Modified ESOP Loan Agreement it is obligated to contribute sufficient monies to the Trust to repay the 2000 Modified ESOP Loan and the Trustee agrees that it is obligated to use these monies to repay its loan from the Company. The Company agrees that no Shares held in the Trust will be used to repay the 2000 Modified ESOP Loan.

    8.  Amendment.  This Agreement may not be amended, waived or modified in any manner without the advance written consent of both the parties. See also Section 3 in the event of a Change of Control.

    9.  Notices.  All notices or other communications given or made hereunder shall be duly given when received if delivered in person or by telex, facsimile, registered or certified mail, return receipt requested, postage prepaid to any party at the address and to the addresses for such party set forth on the signature page of this Agreement or such other address or addressees as the party to whom notice is to be given furnishes in writing to the other party in the manner set forth above.

    10.  Governing Law.  This Agreement shall be construed in accordance with and governed by the internal laws of the State of Florida applicable to contracts made and performed in the State of Florida.

    IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered by their respective representatives thereunto duly authorized as of the date first hereinbefore appearing.

SAWTEK INC. EMPLOYEE STOCK OWNERSHIP AND 401(k) TRUST HSBC BANK USA, solely in its capacity as Trustee and not in its individual or corporate capacity
By:	Stephen J. Hartman, Jr. Senior Vice President
Address:	452 Fifth Avenue, 17th Floor New York, New York 10018-2706
SAWTEK, INC.
By:	Raymond A. Link Senior Vice President and Finance Chief Financial Officer
Address:	P.O. Box 609501 Orlando, Florida 32860-9501

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  Exhibit 4.3
2000 IMPLEMENTATION AGREEMENT